

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 17, 2008

Mr. Wesley Tate, Chief Financial Officer
HST Global Inc.
1325 Airmotive #175
Reno, Nevada 89502

> **Re:** **NT Holding Corp**.
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 0-15303**

Dear Mr. Tate:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief